EXHIBIT (d)(2)

STOCKHOLDER SUPPORT AGREEMENT

THIS STOCKHOLDER SUPPORT AGREEMENT, dated as of August 21, 2007 (this “Agreement”) by and between Tracinda Corporation, a Nevada corporation (“Stockholder”) and Infinity World Investments LLC (“Infinity World”) (Stockholder and Infinity World are collectively referred to herein as the “Parties” and individually as a “Party”).

WHEREAS, MGM MIRAGE, a Delaware corporation (the “Company”), and Infinity World, through certain affiliated entities of Infinity World (Infinity World and such affiliated entities being referred to herein as the “Infinity World Group”) have determined to enter into a joint venture agreement (the “Joint Venture Agreement”) pursuant to which the Company and/or its affiliates would contribute certain membership interests of entities holding the real estate assets of, and engaged in the project commonly known as, “CityCenter,” and the Infinity World Group would make certain capital contributions, to a newly formed limited liability company organized under the laws of the State of Delaware;

WHEREAS, the Infinity World Group proposes to make a public tender offer, as it may be amended from time to time (the “Offer”) pursuant to an Offer to Purchase and related documentation (as amended and supplemented, the “Offer Documents”), to purchase up to 14,200,000 shares of common stock, par value $.01 per share, of the Company (the “Common Stock”), at a price per share of Common Stock of $84.00 net to each seller in cash (as such price may be adjusted, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer Documents;

WHEREAS, contemporaneously herewith, Infinity World and the Company have entered into a Company Stock Purchase and Support Agreement (the “Company Stock Purchase Agreement”) pursuant to which the Company has agreed to sell to Infinity World 14,200,000 shares of Common Stock of the Company at a price per share equal to the Offer Price and setting forth additional rights of the Infinity World Group with respect to the shares of Common Stock to be purchased pursuant to the Offer and the Company Stock Purchase Agreement; and

WHEREAS, Stockholder desires to support the rights of Infinity World to designate nominees for election to the Company’s Board of Directors (the “Board”) pursuant to the Company Stock Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Support Obligation. Prior to the Termination Date (as defined in Section 4 below), Stockholder agrees that it shall not cast, or cause to be cast, at any duly called meeting of the stockholders or otherwise, any of the votes represented by the shares of Common Stock which Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as of the date hereof) which Stockholder now or at any time hereafter, directly or indirectly, has the right or power to vote (the “Owned Shares”), against, or in any manner that prevents, hinders or otherwise impedes or delays, the commencement or consummation of the Offer nor shall Stockholder otherwise prevent, hinder or otherwise impede or delay or seek to prevent, hinder or otherwise impede or delay the commencement or consummation of the Offer. Stockholder further agrees not to issue any press release or to make any other statement directly or indirectly to, or otherwise available to, the public which criticizes, denigrates or otherwise disparages the Offer or the ownership of shares of Common Stock by Infinity World or encourages holders of shares of Common Stock not to tender their shares into the Offer.

2. Voting for Infinity World Group Nominees.

(a) Stockholder acknowledges that, pursuant to the Company Stock Purchase Agreement, at all times and from time to time prior to the Termination Date, and in accordance with the Company Stock Purchase Agreement, the Infinity World Group shall be entitled (but shall have no obligation) to designate one or more nominees (“Nominees”) to serve on the Board; provided such individuals have obtained all applicable Gaming Approvals necessary for the Nominee to serve on the Board without violating any Gaming Laws. If the Infinity World Group wishes to designate any Nominees for election at any meeting of the stockholders of the Company whereby any such elections for directors of the Company shall take place, the Infinity World Group shall provide to Stockholder a copy of the written notice (the “Nomination Notice”) provided to the Board identifying such Nominees in accordance with the Company Stock Purchase Agreement.

(b) Upon receiving a Nomination Notice from the Infinity World Group, Stockholder shall cast, or cause to be cast, at any duly called meeting (or in any written consent of the stockholders) for the election of such Nominees as members of the Board, all of the votes represented by the Owned Shares in favor of the election of such Nominees.

(c) Stockholder agrees that it shall take all other necessary or desirable actions that the Infinity World Group may reasonably request to ensure that the Nominees are elected to the Board and, if requested by the Infinity World Group, to remove or otherwise replace, as promptly as practicable, any Nominee with another Nominee appointed by the Infinity World Group.

3. Representations and Warranties. Stockholder represents and warrants to Infinity World as follows:

(a) Stockholder is a corporation that is duly incorporated, validly existing and in good standing under the laws of the state of Nevada and has the power and authority to execute, deliver and perform this Agreement.

(b) This Agreement has been duly executed and delivered and constitutes a valid and binding agreement of Stockholder and is enforceable in accordance with its terms. The execution and delivery of this Agreement did not, and the performance thereof, without obtaining the consent of any third party will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under (i) the certificate of incorporation or bylaws of Stockholder, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, voting, pledge or proxy or other agreement, instrument, permit or license applicable to Stockholder or the Owned Shares, or (iii) any law, in each case to which the Stockholder is a party or subject or to which the Owned Shares are subject. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, including all applicable gaming commissions or any party to a contract to which Stockholder is a party is required by or with respect to Stockholder or by the Stockholder in connection with the execution and delivery of this Agreement except under the Securities Exchange Act of 1934, as amended.

(c) Stockholder is the beneficial owner of the Owned Shares and has the sole power, right and authority to vote the Owned Shares in accordance with the terms of this Agreement and has not granted any proxy or other right to vote the Owned Shares to any person or entity.

4. Term. This Agreement and the obligations hereunder shall commence on the date hereof and continue until: (a) the termination of the Joint Venture Agreement pursuant to the terms thereof; or (b) at any time the Infinity World Group beneficially owns less than five percent (5%) of the outstanding shares of Common Stock; or (c) upon commencement of the procedures set forth in Section 9.3(d) of the Joint Venture Agreement with respect to an Impasse, as such term is defined therein (the “Termination Date”).

5. Miscellaneous Provisions.

(a) Unless otherwise provided herein, any notice, request, waiver, instruction, consent or document or other communication required or permitted to be given by this Agreement shall be effective only if it is in writing and (i) delivered by hand or sent by certified mail, return receipt requested, (ii) if sent by a nationally-recognized overnight delivery service with delivery confirmed, or (iii) if telexed or telecopied, with receipt confirmed as follows:

Stockholder:	Tracinda Corporation 150 South Rodeo Drive, Suite 250 Beverly Hills, California 90212 Attention: Richard E. Sobelle, Esq. Facsimile: 310-271-3416

with a copy to:	Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP 10250 Constellation Blvd., 19th Floor Los Angeles, California 90067 Attention: Janet S. McCloud, Esq. Facsimile: 310-556-2920

Infinity World:	Infinity World Investments LLC c/o Dubai World Emirates Towers, Level 47 Sheikh Zayed Road Dubai, United Arab Emirates

with an additional copy to:	Martin L. Edelman, Esq. Paul, Hastings, Janofsky & Walker LLP Park Avenue Tower 75 East 55th Street New York, New York 10022 Facsimile: (212) 319-4090

The parties shall promptly notify each other of any change in their respective addresses or facsimile numbers or of the individual or entity or office to receive notices, requests or other communications under this Section 5(a). Notice shall be deemed to have been given as of the date when so personally delivered, when physically delivered by the United States Postal Service at the proper address, the next day when delivered during business hours to an overnight delivery service properly addressed or when receipt of a telex or telecopy is confirmed, as the case may be, unless the sending party has actual knowledge that such notice was not received by the intended recipient.

(b) This Agreement embodies the entire agreement and understanding of the Parties in respect to the matters contemplated hereby and thereby and supersedes and renders null and void all other prior agreements and understandings, written and oral, with respect to the subject matter hereof and thereof, provided that this provision shall not abrogate any other written agreement between the Parties executed simultaneously with this Agreement. No Party shall be liable or bound to any other Party in any manner by any promises, conditions, representations, warranties, covenants, agreements and understandings, except as specifically set forth herein or therein.

(c) Except as otherwise permitted in this Agreement, this Agreement may not be amended or supplemented, unless set forth in a writing signed by and delivered to, all the Parties. Except as otherwise permitted in this Agreement, the terms or conditions of this Agreement may not be waived unless set forth in a writing signed by the Party or Parties entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof. The rights and remedies of the Parties are cumulative and not alternative. Except as otherwise provided in this Agreement, neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

(d) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by any of the Parties without the prior written consent of the other Parties; provided, however, that such assignment or transfer may be made by the Infinity World Group to any of their affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

(e) This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of laws principles.

(f) Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(g) This Agreement may be executed in one or more counterparts (including by facsimile or similar means of electronic transmissions) each of which when so executed and delivered shall for all purposes be deemed to be an original but all of which, when taken together, shall constitute one and the same Agreement.

(h) Nothing in this Agreement, express or implied, shall create or confer upon any individual or entity, other than the Parties or their respective successors and permitted assigns, any legal or equitable rights, remedies, obligations, liabilities or claims under or with respect to this Agreement, except as expressly provided herein.

(i) Stockholder is a sophisticated legal entity that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each Party hereby acknowledges that no Party has relied or will rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement or the documents and instruments contemplated by this Agreement.

(j) No provision of this Agreement shall be interpreted in favor of, or against, any Party by reason of the extent to which such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

(k) The Parties agree that any actions or other proceedings arising out of or relating to this Agreement shall be brought by the Parties and held and determined only in a Delaware state court or a federal court sitting in that state which shall be the exclusive venue of any such action or proceeding. Each Party waives any objection which such Party may now or hereafter have to the laying of venue of any such action or proceeding, and irrevocably consents and submits to the jurisdiction of such court (and the appropriate appellate courts) in any such action or proceeding. Any and all service of process and any other notice in any such action or proceeding shall be effective against such Party when transmitted in accordance with subsection (a) of this Section 5. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by applicable laws.

(l) All representations, warranties and covenants in this Agreement shall survive the execution and delivery of this Agreement and shall continue for their respective statute of limitations period, except for any covenant which by its terms continues in effect for a longer time period, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any Party or any information capable of being acquired by any Party.

(m) THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THAT THEY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

Infinity World Investments LLC

/s/ Sultan Ahmed bin Sulayem
Name: Sultan Ahmed bin Sulayem
Title: President and Chief Executive Officer

Tracinda Corporation

/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic
Title: Secretary/Treasurer